Exhibit 99.1



On May 24, 2005, Lauder & Sons L.P. ("L&S") redeemed Leonard A. Lauder's ("LAL") 0.1992% general partnership interest in L&S at a redemption price equal to LAL's proportionate interest in the securities held by L&S, with those securities valued at $39.25 per share (the closing price of the Class A Common Stock on that date). At the same time, L&S redeemed the 0.1992% general partnership interest of LAL's brother, Ronald S. Lauder ("RSL"), at the same redemption price. As a result, LAL and RSL have ceased to report beneficial ownership of securities held by L&S because they have ceased to have voting or dispositive power over such securities.

On May 24, 2005, the date of the redemption of general partnership interests discussed above, L&S owned 15,384 shares of Class A Common Stock and 3,846,154 shares of Class B Common Stock. The redemption did not affect L&S's owernship of these securities. After giving effect to this redemption, the remaining general partnership interests in L&S are held 50% by a trust, The RSL Article VII 2002 Trust, of which RSL is a beneficiary, and 50% by two trusts, the 1995 Estee Lauder LAL Trusts #1 and #2, of which LAL is a beneficiary. None of LAL, RSL or members of their families are trustees of the trusts.

After the redemption by L&S of LAL's 0.1992% general partnership interest in L&S, the amounts of Class A Common Stock and Class B Common Stock beneficially owned by:

           (a) LAL includes (i) 5,369,169 shares of Class A Common Stock held directly, (ii) 3,029,302 shares of Class A Common Stock and 42,705,540 shares of Class B Common Stock indirectly as the majority stockholder of LAL Family Corporation, which is the sole general partner of LAL Family Partners L.P., (iii) 40,220 shares of Class B Common Stock indirectly as a trustee and beneficiary of The Estee Lauder 2002 Trust, and (iv) 390,000 shares of Class A Common Stock indirectly which are held directly by his wife, Evelyn H. Lauder ("EHL"). LAL disclaims beneficial ownership of the shares in clauses
           (ii) and (iii) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (iv) owned by his wife.

           (b) EHL includes (i) 390,000 shares of Class A Common Stock held directly, (ii) 5,369,169 shares of Class A Common Stock held directly by her husband, LAL, and (iii) 3,029,302 shares of Class A Common Stock and 42,745,760 shares of Class B Common Stock held indirectly by her husband. EHL disclaims beneficial ownership of securities owned directly and indirectly by her husband, LAL.